27 January 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 120,300 Reed Elsevier PLC ordinary shares at a price of 1151.4651p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 71,983,585 ordinary shares in treasury, and has 1,133,566,285 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 2,285,250 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 69,600 Reed Elsevier NV ordinary shares at a price of €21.6791 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 42,621,444 ordinary shares in treasury, and has 654,731,854 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 1,322,900 shares.